Exhibit 99.2

Form 51-102F3

Material Change Report

Item 1

Name and Address of Company

VANC PHARMACEUTICALS INC.

1128-789 West Pender Street

Vancouver, BC

V6C 1H2 (the “Company”)

Item 2

Date of Material Change

May 31, 2016

Item 3

News Release

The news release was disseminated on June 8, 2016 by way of the facilities of Stockwatch and Market News.  Copies were also filed on SEDAR with the British Columbia Securities Commission and the Alberta Securities Commission.

Item 4

Summary of Material Change

The Company announced it received TSX Venture Exchange approval to extend a warrant expiry date and amend the warrant exercise price.

Item 5

Full Description of Material Change

5.1

Full Description of Material Change

The Company announced that further to its news release dated May 26, 2016 it has received TSX Venture Exchange approval to extend the term of 3,905,000 common share purchase warrants (the “Warrants”).  The original term of the Warrants had 36 months with an expiry date of June 12, 2016.  The Company extended the expiry date to December 20, 2016, and amended the exercise price of the Warrants issued pursuant to the private placement announced on March 21, 2013, from $0.50 per share in the third year to $0.40 per share.  In all other respects, the terms of the Warrants will remain unchanged and in full force and effect.

5.2

Disclosure for Restructuring Transactions

Not applicable.

Item 6

Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

VANC Pharmaceuticals Inc.

Material Change Report

Dated June 8, 2016

Item 8

Executive Officer

Eugene Beukman, Director and Chief Financial Officer

Business Telephone:

604.687-2038

Facsimile:

604.687-3141

Item 9

Date of Report

June 8, 2016